SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12B-25


                                   Commission File Number 1-7927

                   NOTIFICATION OF LATE FILING

(Check One):   [ X ] Form 10-K and Form 10-KSB    [   ] Form 20-F
               [   ] Form 11-K
               [   ] Form 10-Q and Form 10-QSB    [   ] Form N-SAR

For Period Ended:                  January 31, 1995
                 _______________________________________________________
[  ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________
_________________________________________________________________________


                 PART I.  REGISTRANT INFORMATION

Full Name of Registrant:           House of Fabrics, Inc.
                          _______________________________________________
Former Name if Applicable:________________________________________________

Address of Principal Executive Office (Street and Number):
                               13400 Riverside Drive
__________________________________________________________________________
City, State and Zip Code:      Sherman Oaks, California  91423
                         _________________________________________________

                PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]     (a) The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c) The accountant's statement or other exhibit required
          by Rule 12b-25(c) has been attached if applicable.

                      PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)
 See Attachment A.
____________________

                   PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
      Marvin S. Maltzman         (818)            385-2303
____________________________________________________________________
          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [ X ] Yes   [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ X ] Yes   [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
    See Attachment B
_______________________________________________________

                     HOUSE OF FABRICS, INC.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 1, 1995            By /s/ MARVIN MALTZMAN
     ______________              ___________________________________
                                 Name:   Marvin S. Maltzman
                                 Title:  Vice President, Secretary and
                                         General Counsel

                          ATTACHMENT A


          On November 2, 1994, House of Fabrics, Inc. (the "Company") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Due to its current financial position, the Company's resources are extremely limited and have been focused on the Chapter 11 proceedings. This is especially true of the financial department of the Company. The Company's financial personnel have been required to produce a wealth of information to be filed with the Bankruptcy Court. This effort has severely taxed the resources of the Company's financial personnel, which in turn caused this delay in filing.

                          ATTACHMENT B


          The Company presently is in the process of determining the amount of reportable revenues and is not currently in a position to give a reasonable estimate of revenues. However, the Company currently believes that revenues and operating margins for fiscal 1995 will be lower than revenues and operating margins for fiscal 1994. The reduction in revenues and operating margin resulted in part from the lower number of stores as a result of the Company's previously reported 1993 Restructuring Plan and 1994 Restructuring Plan and a reduction in comparable store sales due to continued weak market conditions and significant competitive pressures. In addition, the Company currently believes that the net pre-tax loss for fiscal 1995 will be significantly higher than
the net pre-tax loss for fiscal 1994.   The Company does not
currently believe that the net pre-tax loss for fiscal 1995 will exceed $99 million. The increase in net pre-tax loss resulted in part from lower revenues and operating margin and from inventory writedowns and store closing charges in connection with the Company's 1994 Restructuring Plan.